Exhibit 12.1

Apollo Global Management, LLC

Unaudited Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$43,482	$30,071	$22,393	$29,260	$37,116
Capitalized interest	—	—	—	—	—
Portion of rental expense which represents interest factor	13,072	13,406	13,476	13,315	12,406
Amortization of debt issuance costs	2,061	1,598	3,453	765	511

Total fixed charges	$58,615	$45,075	$39,322	$43,340	$50,033

Earnings available for fixed charges:
Income (loss) before income tax provision	1,061,014	377,228	877,167	2,481,563	3,113,205
Less: (income) loss from equity method investment	(103,178)	(14,855)	(53,856)	(107,350)	(110,173)
Distributed equity income of affiliated companies	102,768	61,576	76,343	107,208	152,645
Add: fixed charges	58,615	45,075	39,322	43,340	50,033
Less: capitalized interest	—	—	—	—	—
Less: net (income) loss - Non-controlling interests	(567,457)	(215,998)	(561,693)	(1,714,603)	(2,736,838)

Total earnings (losses) available for fixed charges	$551,762	$253,026	$377,283	$810,158	$468,872

Ratio of earnings to fixed charges	9.41	5.61	9.59	18.69	9.37